UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 2, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful international syndication of an $80 million 3-year Senior
Unsecured Term Loan Facility for Panamanian-based Banco Aliado S.A.

Panama City, Republic of Panama, July 1, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the recent closing of a US$80 million 3-year amortizing syndicated term loan facility (the “Facility”) in favor of Banco Aliado S.A. (“Banco Aliado”).

Established in Panama in 1992, Banco Aliado is the fourth largest Panamanian-owned bank in terms of consolidated assets and net loan portfolio. The bank is 100% owned by Grupo Aliado S.A., a financial group comprised of renowned Panamanian entrepreneurs with extensive experience in local and foreign trade.

Bladex was the Sole Lead Arranger and Bookrunner of the transaction, and will also act as the Administrative Agent.

This transaction marks Banco Aliado’s first international syndicated loan, successfully broadening the bank’s sources of funding across Latin America and the US. Proceeds will be used to propel the growth of the bank’s medium-term operations.

The transaction was 1.7x oversubscribed, attracting 13 financial institutions based in the US, Colombia, Brazil, Panama, Venezuela, and Trinidad and Tobago.

Following the robust interest from Latam and US banks, Banco Aliado upsized its Facility to US$80 million from an original US$50 million target transaction.

The success of this transaction underscores Bladex´s growing presence in the Latin American syndicated loan space, and its access to a wide network of regional and international financial institutions.

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex´s shareholders include central banks, state-owned entities and commercial banks from 23 Latin American countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel.: (+507) 210-8630, E-mail: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama